Exhibit 99.1

NEWS RELEASE

GoldGroup FILES UPDATED TECHNICAL REPORT

Vancouver, Canada – July 20, 2026 – Goldgroup Mining Inc. ( TSXV: GGA ) (NYSE American: GORO) (FSE: 55G0) ("Goldgroup" or the "Company") is pleased to announce the filing of an updated technical report titled "NI 43-101 Technical Report for the San Francisco Project, Sonora, Mexico" with an effective date of April 30, 2026 and a revised report date of July 16, 2026. The report was prepared by William J. Lewis, BSc, PGeo, Richard M. Gowans, PEng, Tudorel Ciuculescu, BSc, MSc, PGeo and Mohsin Hashmi, PEng, PMP and is available for viewing on SEDAR+ under Goldgroup's profile. The updated report adds Mr. Hashmi as an additional author, provides additional information about pre-2022 drilling and makes certain other form updates. There are no changes to the mineral resource estimate previously disclosed.

About Goldgroup

Goldgroup is a Canadian-based mining company with three high-growth gold assets in Mexico. The Company holds a 100% interest in the recently acquired San Francisco project located in the State of Sonora. The project is fully permitted for a rapid restart of mining operations and is comprised of two open pits together with heap leach processing facilities and associated infrastructure. It is a robust project with significant gold resources and strong upside in terms of optimized development and multiple, large-scale exploration targets. In addition to the San Francisco gold project, the Company has a 100% interest in the producing Cerro Prieto heap leach gold mine located in the State of Sonora and the producing Don David Gold Mine in Oaxaca, Mexico.

Goldgroup is led by a team of highly successful and seasoned individuals with extensive expertise in mine development, corporate finance, and exploration in Mexico.

For further information on Goldgroup, please visit www.goldgroupmining.com .

Contacts

Allen Palmiere
Chief Executive Officer
Goldgroup Mining Inc.
(604)306-6867
www.goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.